Filed pursuant to Rule 433

Free Writing Prospectus dated May 30, 2023

Registration Statement No.: 333-272200

CVS HEALTH CORPORATION

Pricing Term Sheet—May 30, 2023

$1,000,000,000 5.000% Senior Notes due 2029

$750,000,000 5.250% Senior Notes due 2031

$1,250,000,000 5.300% Senior Notes due 2033

$1,250,000,000 5.875% Senior Notes due 2053

$750,000,000 6.000% Senior Notes due 2063

Issuer:	CVS Health Corporation (the “Issuer”)

Description of Securities:

$1,000,000,000 5.000% Senior Notes due 2029 (the “2029 Notes”)

$750,000,000 5.250% Senior Notes due 2031 (the “2031 Notes”)

$1,250,000,000 5.300% Senior Notes due 2033 (the “2033 Notes”)

$1,250,000,000 5.875% Senior Notes due 2053 (the “2053 Notes”)

$750,000,000 6.000% Senior Notes due 2063 (the “2063 Notes” and, together with the 2029 Notes, the 2031 Notes, the 2033 Notes and the 2053 Notes, the “Notes”)

Maturity Date:	January 30, 2029 for the 2029 Notes January 30, 2031 for the 2031 Notes June 1, 2033 for the 2033 Notes June 1, 2053 for the 2053 Notes June 1, 2063 for the 2063 Notes

Settlement Date:	June 2, 2023 (T+3)

Extended Settlement:	It is expected that delivery of the Notes will be made, against payment of the Notes, on or about June 2, 2023, which will be the third business day in the United States following the date of pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within two business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes prior to the second business day before delivery of the Notes will be required, because the Notes initially will settle within three business days (T+3) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before delivery of the Notes should consult their advisors.

Issue Price:

99.641% of principal amount for the 2029 Notes

99.643% of principal amount for the 2031 Notes

99.693% of principal amount for the 2033 Notes

99.483% of principal amount for the 2053 Notes

99.071% of principal amount for the 2063 Notes

Coupon:	5.000% for the 2029 Notes 5.250% for the 2031 Notes 5.300% for the 2033 Notes 5.875% for the 2053 Notes 6.000% for the 2063 Notes

Benchmark Treasury:

2029 Notes: 3.625% UST due May 31, 2028

2031 Notes: 3.750% UST due May 31, 2030

2033 Notes: 3.375% UST due May 15, 2033

2053 Notes: 3.625% UST due February 15, 2053

2063 Notes: 3.625% UST due February 15, 2053

Benchmark Treasury Price and Yield:	2029 Notes: 99-03 3⁄4; 3.821% 2031 Notes: 99-31; 3.755% 2033 Notes: 97-12+; 3.690% 2053 Notes: 94-31+; 3.912% 2063 Notes: 94-31+; 3.912%

Spread to Benchmark Treasury:	2029 Notes: +125 basis points (1.250%) 2031 Notes: +155 basis points (1.550%) 2033 Notes: +165 basis points (1.650%) 2053 Notes: +200 basis points (2.000%) 2063 Notes: +215 basis points (2.150%)

Yield to Maturity:	2029 Notes: 5.071% 2031 Notes: 5.305% 2033 Notes: 5.340% 2053 Notes: 5.912% 2063 Notes: 6.062%

Interest Payment Dates:

2029 Notes: Semiannually on July 30 and January 30, commencing on January 30, 2024

2031 Notes: Semiannually on July 30 and January 30, commencing on January 30, 2024

2033 Notes: Semiannually on June 1 and December 1, commencing on December 1, 2023

2053 Notes: Semiannually on June 1 and December 1, commencing on December 1, 2023

2063 Notes: Semiannually on June 1 and December 1, commencing on December 1, 2023

Record Dates:	2029 Notes: July 15 & January 15 2031 Notes: July 15 & January 15 2033 Notes: May 15 & November 15 2053 Notes: May 15 & November 15 2063 Notes: May 15 & November 15

Optional Redemption Provisions:

2029 Notes: Prior to December 30, 2028 (1 month prior to the maturity date), make-whole call at any time at the greater of 100% or discounted present value at Treasury Yield plus 20 basis points. On or after December 30, 2028, redeemable at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed.

2031 Notes: Prior to November 30, 2030 (two months prior to the maturity date), make-whole call at any time at the greater of 100% or discounted present value at Treasury Yield plus 25 basis points. On or after November 30, 2030, redeemable at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed.

2033 Notes: Prior to March 1, 2033 (three months prior to the maturity date), make-whole call at any time at the greater of 100% or discounted present value at Treasury Yield plus 25 basis points. On or after March 1, 2033, redeemable at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed.

2053 Notes: Prior to December 1, 2052 (six months prior to the maturity date), make-whole call at any time at the greater of 100% or discounted present value at Treasury Yield plus 30 basis points. On or after December 1, 2052, redeemable at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed.

2063 Notes: Prior to December 1, 2062 (six months prior to the maturity date), make-whole call at any time at the greater of 100% or discounted present value at Treasury Yield plus 35 basis points. On or after December 1, 2062, redeemable at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed.

Change of Control:	Upon certain change of control events, the Issuer will be required to make an offer to purchase the Notes in cash at a price equal to 101% of their aggregate principal amount.

Joint Book-Running Managers:	BARCLAYS CAPITAL INC. BOFA SECURITIES, INC. GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC WELLS FARGO SECURITIES, LLC

Co-Managers:

CITIGROUP GLOBAL MARKETS INC.

CREDIT SUISSE SECURITIES (USA) LLC

MIZUHO SECURITIES USA LLC

RBC CAPITAL MARKETS, LLC

TRUIST SECURITIES, INC.

U.S. BANCORP INVESTMENTS, INC.

BNY MELLON CAPITAL MARKETS, LLC

FIFTH THIRD SECURITIES, INC.

MORGAN STANLEY & CO. LLC

PNC CAPITAL MARKETS LLC

SMBC NIKKO SECURITIES AMERICA, INC.

LOOP CAPITAL MARKETS LLC

ICBC STANDARD BANK PLC

KEYBANC CAPITAL MARKETS INC.

SAMUEL A. RAMIREZ & COMPANY, INC.

ACADEMY SECURITIES, INC.

TD SECURITIES (USA) LLC

CUSIP Number:	2029 Notes: 126650 DW7 2031 Notes: 126650 DX5 2033 Notes: 126650 DY3 2053 Notes: 126650 DZ0 2063 Notes: 126650 EA4

Ratings*:	Baa2 (Moody’s) / BBB (S&P)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.

Changes to Preliminary Prospectus Supplement

Other Relationships

The following paragraph shall replace the first paragraph under the heading “Underwriting—Other Relationships” in the Preliminary Prospectus Supplement:

From time to time, certain of the underwriters and/or their respective affiliates have directly and indirectly engaged, and may engage in the future, in investment and/or commercial banking transactions with us for which they have received, or may receive, customary compensation, fees and expense reimbursement.

In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. An affiliate of one of the underwriters, BNY Mellon Capital Markets, LLC, is acting as Trustee, Registrar and Paying Agent in the offering.

Use of Proceeds

The following sentence shall replace the second and third sentences in the first paragraph under the heading “Use of Proceeds” in the Preliminary Prospectus Supplement:

We intend to use the net proceeds from this offering, together with cash on hand, to repay in full the indebtedness outstanding under the Term Loan, borrowings under which were used to finance a portion of the consideration for our acquisition of Oak Street Health.

Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and the preliminary prospectus supplement from Barclays Capital Inc. by calling toll-free 1-888-603-5847, BofA Securities, Inc. by calling 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com, Goldman Sachs & Co. LLC by calling 1-866-471-2526, J.P. Morgan Securities LLC by calling collect at 1-212-834-4533 and Wells Fargo Securities, LLC by calling toll-free 1-800-645-3751 or emailing wfscustomerservice@wellsfargo.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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